UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated September 24, 2012.

•	Press Release dated September 24, 2012.

•	Press Release dated September 27, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NextBridge News Release

September 24, 2012

Enbridge and Borealis Infrastructure join NextEra Energy Canada to bid for the opportunity to develop new power transmission in Northern Ontario

TORONTO, Ontario – September 24, 2012 – NextEra Energy Canada (NYSE: NEE), Enbridge (TSX: ENB) (NYSE:ENB) and Borealis Infrastructure announced today that they have filed for regulatory approval to allow Enbridge and Borealis to acquire interests in NextEra Energy Canada’s subsidiary, Upper Canada Transmission, Inc. Upper Canada Transmission, Inc. intends to bid for the opportunity to develop a new transmission line in Northern Ontario between Wawa and Thunder Bay as a joint venture through a limited partnership among affiliates of NextEra Energy Canada, Enbridge and Borealis. The venture plans to operate under the name NextBridge Infrastructure.

The proposed Ontario East-West Transmission Tie is expected to increase reliability, allow for the retirement or conversion of northern coal facilities and increase the ability to develop renewable generation in the region. If selected, the consortium expects to develop, construct, own and operate the new line under the regulatory oversight of the Ontario Energy Board. The expected in-service date is as early as 2017.

An Ontario Power Authority report has identified the project as a 400km, 230kV transmission line with an estimated investment of $600 million. The report states that the cost of the project is expected to be outweighed by the savings to the ratepayers of Ontario through lower congestion resulting in decreased generation costs, lower losses and increased reliability.

For more information please visit our website: www.nextbridge.ca

About NextEra Energy Canada, ULC. NextEra Energy Canada, ULC is a wholly owned indirect subsidiary of NextEra Energy, Inc. (NYSE: NEE), a leading clean energy company with revenues of more than $15.3 billion, more than 41,000 megawatts of generating capacity, and approximately 15,000 employees in 24 states and Canada (through its Canadian subsidiaries) as of year-end 2011. Headquartered in Juno Beach, Fla., NextEra Energy’s principal subsidiaries are Florida Power & Light Company, which serves approximately 4.6 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the United States, and NextEra Energy Resources, LLC, which together with its affiliated entities is the largest generator in the United States of renewable energy from the wind and sun. Through its subsidiaries, NextEra Energy generates clean, emissions-free electricity from eight commercial nuclear power units in Florida, New Hampshire, Iowa and Wisconsin. For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com, www.NextEraEnergyCanada.com.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the

U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 7,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Borealis Infrastructure

Borealis Infrastructure is the infrastructure investment arm of OMERS. OMERS is one of Canada’s largest pension plans with approximately C$55 billion in net assets. Borealis ranks as one of the world’s largest and most respected infrastructure investors with a proven track record in identifying, investing and actively managing large-scale infrastructure investments on behalf of OMERS. The Borealis portfolio includes significant equity investments in Bruce Power (the largest privately held nuclear electricity generation facility in North America), Teranet (the exclusive provider of land registration services in Ontario), HS1 High Speed Rail (concessionaire of the only high speed rail network in the UK running from central London to the Channel Tunnel), Associated British Ports (the largest port system in the UK), Scotia Gas Networks (a gas distribution system in the UK) and Oncor Electric Delivery (the fifth largest electricity transmission and distribution system in the U.S.). For more information, visit www.borealis.ca.

Cautionary Statements and Risk Factors That May Affect Future Results (NextEra)

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical facts, but instead represent the current expectations of NextEra Energy, Inc. (NextEra Energy) and Florida Power & Light Company (FPL) regarding future operating results and other future events, many of which, by their nature, are inherently uncertain and outside of NextEra Energy’s and FPL’s control. Forward-looking statements in this press release include, among others, statements concerning adjusted earnings per share expectations and future operating performance. In some cases, you can identify the forward-looking statements by words or phrases such as “will,” “will likely result,” “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek,” “aim,” “potential,” “projection,” “forecast,” “predict,” “goals,” “target,” “outlook,” “should,” “would” or similar words or expressions. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance. The future results of NextEra Energy and FPL are subject to risks and uncertainties that could cause their actual results to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the following: effects of extensive regulation of NextEra Energy’s and FPL’s business operations; inability of NextEra Energy and FPL to recover in a timely manner any significant amount of costs, a return on certain assets or an appropriate return on capital through base rates, cost recovery clauses, other regulatory mechanisms or otherwise; impact of political, regulatory and economic factors on regulatory decisions important to NextEra Energy and FPL; risks of disallowance of cost recovery by FPL based on a finding of imprudent use of derivative instruments; effect of any reductions to or elimination of governmental incentives that support renewable energy projects of NextEra Energy Resources, LLC and its affiliated entities (NextEra Energy Resources); impact of new or revised laws, regulations or interpretations or other regulatory initiatives on NextEra Energy and FPL; effect on NextEra Energy and FPL of potential regulatory action to broaden the scope of regulation of OTC financial derivatives and to apply such regulation to NextEra Energy and FPL; capital expenditures, increased cost of operations and exposure to liabilities attributable to environmental laws and regulations applicable to NextEra Energy and FPL; effects on NextEra Energy and FPL of federal or state laws or regulations mandating new or additional limits on the production of greenhouse gas emissions; exposure of NextEra Energy and FPL to significant and increasing compliance costs and substantial monetary penalties and other sanctions as a result of extensive federal regulation of their operations; effect on NextEra Energy and FPL of changes in tax laws and in judgments and estimates used to determine tax-related asset and liability amounts; impact on NextEra Energy and FPL of adverse results of litigation; effect on NextEra Energy and FPL of failure to proceed with projects under development or inability to complete the construction of (or capital improvements to) electric generation, transmission and distribution facilities, gas infrastructure facilities or other facilities on schedule or within budget; impact on development and operating activities of NextEra Energy and FPL resulting from risks related to project siting, financing, construction, permitting, governmental approvals and the negotiation of project development agreements; risks involved in the operation and maintenance of electric generation, transmission and distribution facilities, gas infrastructure facilities and other facilities; effect on NextEra Energy and FPL of a lack of growth or slower growth in the number of customers or in customer usage; impact on NextEra Energy and FPL of severe weather and other weather conditions; risks associated with threats of terrorism and catastrophic events that could result from terrorism, cyber attacks or other attempts to disrupt NextEra Energy’s and FPL’s business or the businesses of third parties; risk of lack of availability of adequate insurance coverage for protection of NextEra Energy and FPL against significant losses; risk to NextEra Energy Resources of increased operating costs resulting from unfavorable supply costs necessary to provide NextEra Energy Resources’ full energy and capacity requirement services; inability or failure by NextEra Energy Resources to hedge effectively its assets or positions against changes in commodity prices, volumes, interest rates, counterparty credit risk or other risk measures; potential volatility of NextEra Energy’s results of operations caused by sales of power on the spot market or on a short-term contractual basis; effect of reductions in the liquidity of energy markets on NextEra Energy’s ability to manage operational risks; effectiveness of NextEra Energy’s and FPL’s hedging and trading procedures and associated risk management tools to protect against significant losses; impact of unavailability or disruption of power transmission or commodity transportation facilities on sale and delivery of power or natural gas by FPL and NextEra Energy Resources; exposure of NextEra Energy and FPL to credit and performance risk from customers, hedging counterparties and vendors; risks to NextEra Energy and FPL of failure of counterparties to perform under derivative contracts or of requirement for NextEra Energy and FPL to post margin cash collateral under derivative contracts; failure or breach of NextEra Energy’s and FPL’s information technology systems; risks to NextEra Energy and FPL’s retail businesses of compromise of sensitive customer data; risks to NextEra Energy and FPL of volatility in the market values of derivative instruments and limited liquidity in OTC markets; impact of negative publicity; inability of NextEra Energy and FPL to maintain, negotiate or renegotiate acceptable franchise agreements with municipalities and counties in Florida; increasing costs of health care plans; lack of a qualified workforce or the loss or retirement of key employees; occurrence of work strikes or stoppages and increasing personnel costs; NextEra Energy’s ability to successfully identify, complete and integrate acquisitions; environmental, health and financial risks associated with NextEra Energy’s and FPL’s ownership of nuclear generation facilities; liability of NextEra Energy and FPL for significant retrospective assessments and/or retrospective insurance premiums in the event of an incident at certain nuclear generation facilities; increased operating and capital expenditures at nuclear generation facilities of NextEra Energy or FPL resulting from orders or new regulations of the Nuclear Regulatory Commission; inability to operate any of NextEra Energy Resources’ or FPL’s owned nuclear generation units through the end of their respective operating licenses; liability of NextEra Energy and FPL for increased nuclear licensing or compliance costs resulting from hazards posed to their owned nuclear generation facilities; risks associated with outages of NextEra Energy’s and FPL’s owned nuclear units; effect of disruptions, uncertainty or volatility in the credit and capital markets on NextEra Energy’s and FPL’s ability to fund their liquidity and capital needs and meet their growth objectives; inability of NextEra Energy, FPL and NextEra Energy Capital Holdings, Inc. to maintain their current credit ratings; risk of impairment of NextEra Energy’s and FPL’s liquidity from inability of creditors to fund their credit commitments or to maintain their current credit ratings; poor market performance and other economic factors that could affect NextEra Energy’s and FPL’s defined benefit pension plan’s funded status; poor market performance and other risks to the asset values of NextEra Energy’s and FPL’s nuclear decommissioning funds; changes in market value and other risks to certain of NextEra Energy’s investments; effect of inability of NextEra Energy subsidiaries to upstream dividends or repay funds to NextEra Energy or of NextEra Energy’s performance under guarantees of subsidiary obligations on NextEra Energy’s ability to meet its financial obligations and to pay dividends on its common stock; and effect of disruptions, uncertainty or volatility in the credit and capital markets of the market price of NextEra Energy’s common stock. NextEra Energy and FPL discuss these and other risks and uncertainties in their annual report on Form 10-K for the year ended December 31, 2011 and other SEC filings, and this press release should be read in conjunction with such SEC filings made through the date of this press release. The forward-looking statements made in this press release are made only as of the date of this press release and NextEra Energy and FPL undertake no obligation to update any forward-looking statements.

Forward-looking statements (Enbridge)

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

NextBridge Infrastructure

www.nextbridge.ca

1-888-767-3006

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, September 24, 2012 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective October 1, 2012.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall increase of approximately $7 annually. This is primarily due to increased commodity costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see a decrease of about $3 annually. This is primarily due to decreased costs for transporting natural gas from Western Canada and the United States to Ontario.

The total effect on a customer’s bill depends on how much gas a customer uses.

Effective October 1, 2012, Enbridge Gas Distribution’s Gas Supply Charge will increase from 9.8 cents per cubic metre (¢/m³) to 10.7 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 1.9 ¢/m³. Combined, these result in an effective Gas Supply Charge of 8.8 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Based on Enbridge Gas Distribution’s approved residential rates, natural gas is currently the most economical choice for home and water heating in Ontario. Natural gas is about 72 per cent less expensive than electricity and about 73 per cent less expensive than oil.**

A typical residential customer purchasing their gas supply from Enbridge is paying more than $400 less today for their total annual natural gas bill than they were five years ago. As of October 2012, the annual bill will be about $947. Five years ago, the annual bill for the same customer was about $1437.*

Enbridge Gas Distribution has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2012 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2012 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to more than 1.9 million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com.

* A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating. Historical calculations use typical monthly consumption and Enbridge Gas Distribution Inc.’s residential rates in effect from January 2007 to December 2007 as compared to those in effect January 2012 to December 2012.

** Natural gas rates are based on Enbridge Gas Distribution Inc.’s approved residential rates effective October 1, 2012. Electricity rates are based on Toronto Hydro’s Ontario Energy Board’s approved rates effective May 2012 and do not include the Ontario Clean Energy Benefit. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of July 2012. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

Media contact:

Lisa McCarney-Warus

Tel: 416-495-5662

lisa.mccarney@enbridge.com

NEWS RELEASE

Enbridge Day 2012 Investment Community Conference to be Webcast

CALGARY, Alberta, September 27, 2012 – Enbridge Inc. (TSX and NYSE: ENB) will hold its fourteenth annual Enbridge Day Investment Community Conference on Wednesday, October 3rd in Toronto and Thursday, October 4th in New York. The sessions will provide an update on our business activities, including discussions regarding market dynamics, current initiatives, and our strategic focus going forward.

The October 3rd Enbridge Day conference in Toronto will be webcast beginning at 8 a.m. Eastern time. Interested parties may register for the webcast here. The webcast will be archived and available for replay October 4th on the Enbridge Inc. website at http://www.enbridge.com/InvestorRelations/Events.aspx. A complete transcript and Mp3 will be available on the website shortly thereafter.

The webcast format will be listen-only with the Q&A portion of the conference held live and on-site in Toronto.

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION

PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or toll-free (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com